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                              June 21, 2022

       Benjamin Piggott
       Chairman and Chief Executive Officer
       EF Hutton Acquisition Corporation I
       24 Shipyard Drive, Suite 102
       Hingham, MA 02043

                                                        Re: EF Hutton
Acquisition Corporation I
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 2, 2022
                                                            File No. 333-264314

       Dear Mr. Piggott:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form S-1

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Benjamin Piggott
EF Hutton Acquisition Corporation I
June 21, 2022
Page 2
      completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Piggott
                                                           Division of
Corporation Finance
Comapany NameEF Hutton Acquisition Corporation I
                                                           Office of Real
Estate & Construction
June 21, 2022 Page 2
cc:       James A. Prestiano, Esq.
FirstName LastName